Exhibit 16.1


April 16, 2007


Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Ramtron International Corporation and, under the date of February 12, 2007, we reported on the consolidated financial statements of Ramtron International Corporation as of and for the years ended December 31, 2006 and 2005. On April 10, 2007, we were dismissed. We have read Ramtron International Corporation's statements included under Item 4.01 (a) of its Form 8-K dated April 16, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with Ramtron International Corporation's statement that the change was recommended by the Audit Committee and approved by the Board of Directors.

Very truly yours,

/s/ KPMG LLP
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KPMG LLP